

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-Mail</u>
Donat K. Madilo
Chief Financial Officer
Gentor Resources, Inc.
1 First Canadian Place, Suite 7070
100 King Street West
Toronto, Ontario M5X 1E3
Canada

Re: **Gentor Resources, Inc.**
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 333-130386

Dear Mr. Madilo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining